UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Tengasco, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

88033R205

(CUSIP Number)

Peter E. Salas

P.O. Box 16867, Fernandina Beach, FL 32035

(904) 491-5003

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 5, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Dolphin Offshore Partners, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,420,652

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,420,652

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,420,652

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 33.6% (1)

14	Type of Reporting Person (See Instructions) PN

(1) Based on 60,842,413 shares of common stock (the “Common Stock”) of Tengasco, Inc. (the “Issuer”) outstanding on November 7, 2014, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed on November 13, 2014.

1	Names of Reporting Persons Dolphin Mgmt. Services, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,420,652

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,420,652

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,420,652

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 33.6% (1)

14	Type of Reporting Person (See Instructions) CO

(1) Based on 60,842,413 shares of Common Stock of the Issuer outstanding on November 7, 2014, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed on November 13, 2014.

1	Names of Reporting Persons Peter E. Salas

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 218,000

	8	Shared Voting Power 20,420,652

	9	Sole Dispositive Power 218,000

	10	Shared Dispositive Power 20,420,652

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,638,652

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 33.9% (1)

14	Type of Reporting Person (See Instructions) IN

(1) Based on 60,842,413 shares of Common Stock of the Issuer outstanding on November 7, 2014, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed on November 13, 2014.

Item 1.                             Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the Common Stock of the Issuer. The principal executive office of the Issuer is located at 6021 S. Syracuse Way, Suite 117, Greenwood Village, Colorado 80111.

Item 2.                             Identity and Background.

(a) - (c)        This Statement is being filed by (i) Dolphin Offshore Partners, L.P. (“Dolphin Offshore”), a Delaware limited partnership; (ii) Dolphin Mgmt. Services, Inc. (“Dolphin GP”), a Delaware corporation and the general manager of Dolphin Offshore; and (iii) Peter E. Salas (“Salas,” and together with Dolphin Offshore and Dolphin GP, the “Reporting Persons”), an individual who controls Dolphin GP.

Salas serves as Chairman of the Board of Directors of the Issuer; and is the sole shareholder and controlling person of Dolphin GP.  Dolphin Offshore and Dolphin GP are investment managers.  The business address of the Reporting Persons is P.O. 16867 Fernandina Beach, FL 32035.

(d) and (e)   During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Each of the Reporting Persons is a U.S. citizen.

Item 3.                             Source and Amount of Funds or Other Consideration.

The shares of Common Stock beneficially owned by the Reporting Persons were acquired as follows: (i) 5,180,331 shares of Common Stock were previously purchased with operating funds; and (ii) 15,458,321 shares of Common Stock were received in a liquidating distribution (the “Distribution”) on January 5, 2015 from SSB Ventures LLC, a Delaware limited liability company (“SSB”).

Item 4.                             Purpose of Transaction.

The Distribution was effected as part of the winding up of SSB.  As a result of the Distribution, the Reporting Persons beneficially own an aggregate of 20,638,652 shares of Common Stock.  The Reporting Persons have no current plans or proposals which relate to or would result in any of the matters described in paragraphs (a) though (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and, depending on various factors, including, without limitation, the Issuer’s financial positions, the price levels of the aggregate number of outstanding shares of Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of the Issuer’s capital stock as they deem appropriate, including, without limitation, purchasing shares of Common Stock; selling shares of Common Stock; taking any action to change the composition of the Issuer’s board of directors, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or otherwise changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                             Interest in Securities of the Issuer.

(a), (b)                  The aggregate number and percentage of shares of Common Stock owned by each Reporting Person are based upon 60,842,413 outstanding shares of Common Stock.

Each of Dolphin Offshore and Dolphin GP may be deemed to beneficially own an aggregate of 20,638,652 shares of Common Stock, representing 33.9% of the Issuer’s outstanding Common Stock.  Dolphin Offshore may be deemed to have shared power to vote or direct the vote, and dispose or direct the disposition, of all such shares of Common Stock.

Salas may be deemed to beneficially own an aggregate of 20,638,652 shares of Common Stock, representing 33.9% of the Issuer’s outstanding Common Stock, including (i) 218,000 shares of Common Stock held by him, and (ii) 20,420,652 shares of Common Stock

held by Dolphin Offshore and beneficially owned by Salas as a result of his control of Dolphin GP.   Salas may be deemed to have the sole power to vote or direct the vote, and dispose or direct the disposition, of 218,000 shares of Common Stock. Salas may be deemed to have the shared power to vote or direct the vote, and dispose or direct the disposition, of 20,420,652 shares of Common Stock.

(c)                          Not applicable, expect as otherwise disclosed herein.

(d)                          Not applicable.

(e)                          Not applicable.

Item 6.                             Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationship between the Reporting Persons other than those disclosed above.

Item 7.                             Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2015	DOLPHIN OFFSHORE PARTNERS, L.P.
	By:	Dolphin Mgmt. Services, Inc., its general partner

	By:	/s/ Peter E. Salas
	Name:	Peter E. Salas
	Title:	President

Date: January 15, 2015	DOLPHIN MGMT. SERVICES, INC.

	By:	/s/ Peter E. Salas
	Name:	Peter E. Salas
	Title:	President

Date: January 15, 2015	PETER E. SALAS

	By:	/s/ Peter E. Salas
	Name:	Peter E. Salas